Exhibit 99.1

Innoviz, in Collaboration with NVIDIA, Showcasing Cutting-Edge
Perception Software with NVIDIA DRIVE AGX Orin at CES 2025,
Unveiling New Software-Driven Features

Innoviz Perception Software offers key features running with the NVIDIA DRIVE AGX Orin platform

Tel Aviv, ISRAEL – January 7, 2025 – Innoviz Technologies Ltd. (Nasdaq: INVZ) (the “Company” or “Innoviz”), a leading Tier-1 supplier of high-performance, automotive-grade LiDAR sensors and perception software, is proud to announce its latest technological advancements, which will be showcased at CES 2025. Highlighting the power of its perception software, Innoviz will demonstrate how it runs seamlessly with the NVIDIA DRIVE AGX Orin platform, offering a range of software-driven features designed to accelerate autonomous driving applications.

The collaboration with NVIDIA represents a major leap forward in the industry’s shift toward high-performance, AI-enabled perception systems. Innoviz’s perception software, optimized to run with the NVIDIA DRIVE Orin platform, allows for real-time processing and advanced understanding of the vehicle’s environment, enabling exceptional object detection, classification, and tracking capabilities. This solution is poised to improve safety and performance across autonomous driving and advanced driver-assistance systems (ADAS).

“At Innoviz, we are relentlessly focused on pushing the boundaries of autonomous driving technology to ensure safer and more reliable systems for the future of mobility,” said Omer Keilaf, CEO of Innoviz Technologies. “By leveraging the NVIDIA DRIVE Orin platform, we will be able to offer a powerful combination of cutting-edge LiDAR sensors and perception software, enabling automakers to scale from L2+ ADAS all the way to fully autonomous vehicles”.

At CES 2025, Innoviz will showcase its advanced technology in a live demonstration, illustrating the power of Innoviz’s robust software and hardware and the potential of the seamless integration with NVIDIA DRIVE OGX Orin. As autonomous vehicles and smart transportation continue to evolve, we believe that Innoviz’s solution represents a crucial step forward in enabling fully autonomous systems that are safe, efficient, and reliable.

To schedule a demo of Innoviz’s cutting-edge LiDAR technology, email ces@innoviz-tech.com

About Innoviz

Innoviz is a global leader in LiDAR technology, serving as a Tier 1 supplier to the world’s leading automotive manufacturers and working towards a future with safe autonomous vehicles on the world’s roads. Innoviz’s LiDAR and perception software “see” better than a human driver and reduce the possibility of error, meeting the automotive industry’s strictest expectations for performance and safety. Operating across the U.S., Europe, and Asia, Innoviz has been selected by internationally recognized premium car brands for use in consumer vehicles as well as by other commercial and industrial leaders for a wide range of use cases. For more information, visit innoviz.tech.com.

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Forward Looking Statements
This announcement contains certain forward-looking statements within the meaning of the federal securities laws, including statements regarding the services offered by Innoviz, the anticipated technological capability of Innoviz’s products, the markets in which Innoviz operates, future series production nominations, and Innoviz’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this announcement including but not limited to, the ability to implement business plans, forecasts, and other expectations, the ability to convert design wins into definitive orders and the magnitude of such orders, the ability to identify and realize additional opportunities, potential changes and developments in the highly competitive LiDAR technology and related industries, and our expectations regarding the impact of the evolving conflict in Israel to our ongoing operations. The foregoing list is not exhaustive. You should carefully consider such risk and the other risks and uncertainties described in Innoviz’s annual report on Form 20-F filed with the SEC on March 12, 2024 and other documents filed by Innoviz from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Innoviz assumes no obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Innoviz gives no assurance that it will achieve its expectations.